                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                        STRATEGIC SOLUTIONS GROUP, INC.
________________________________________________________________________________
                               (Name of Issuer)


                        Common Stock, $.0001 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  862776 10 1
        _______________________________________________________________
                                (CUSIP Number)

                      John J. Cadigan, CEO (410) 757-2728
            1598 Whitehall Road, Suite E, Annapolis, Maryland 21401
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 6, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D
CUSIP NO. 862776 10 1                                          Page 2 of 5 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael Damas
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,250,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,250,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,250,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER                                 Page 3 of 5 Pages

This statement relates to the $.0001 par value common stock ("Common Stock") of Strategic Solutions Group, Inc. ("SSGI" or "Company"). SSGI's principal offices are located at 1598 Whitehall Road, Suite E, Annapolis, MD 21401.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  Michael Damas.
     (b)  Mr. Damas' business address is 1A, Chester Plaza, Chester, MD 21619.
     (c) Mr. Damas is an investor, specializing in bonds, securities and real estate.
     (d) Mr. Damas has not been convicted in a criminal proceeding during the last five years.
     (e)  Mr. Damas is a U.S. Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Damas acquired his securities with funds from his personal bank accounts.

ITEM 4.   PURPOSE OF TRANSACTION

Mr. Damas' acquisition of Common Stock of SSGI is for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The reporting person is the beneficial owner of 1,250,000 shares of the Common Stock of the Issuer, which shares represent 23.3% of the total issued and outstanding shares.

     (b)  Michael Damas has the:

          (i)   Sole power to vote or to direct vote: 1,250,000 shares
          (ii)  Shared power to vote or to direct vote: 0
          (iii) Sole power to dispose or direct the disposition of: 1,250,000 shares
          (iv)  Shared power to dispose or direct the disposition of: 0
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                                                               Page 4 of 5 Pages


     (c) In the last 60 days, Mr. Damas effected the following transactions in the shares of $.0001 par value Common Stock of SSGI:

Date of Transaction:   Nature of Transaction:      No. of Shares:   Price/Share:

     1/18/2000                 Buy                       5,000           $.12
     1/18/2000                 Buy                       5,000           $.10
     1/25/2000                 Buy                      25,000           $.21
     1/25/2000                 Buy                      25,000           $.21
     3/06/2000                 Sale                     27,000           $.36
     3/06/2000                 Sale                     10,000           $.34
     3/06/2000                 Sale                     20,000           $.34
     3/06/2000                 Sale                     10,000           $.36

     (d)  n/a

     (e)  n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Damas is not party to any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

n/a

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                                 SIGNATURE                    Page 5 of 5 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: March 14, 2000

                                         /s/ Michael Damas
                                         -----------------------------------
                                         Michael Damas